# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd., CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 07/08/2025
Filed by CIK 0002078050
Persons authorized to receive notices and communications: Huaqin Xue, 3877 El camino Real, Ste 201, Palo Alto, California (CA), 94306, 86 13335711066

## Reporting persons
- Crystal Peak Investment Inc. (CIK 0002078050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Notes in relation to Items 7, 9 and 11: This includes (i) 21,021,332 Ordinary Shares (as defined below) held directly by Crystal Investment (as defined below), consisting of 16,987,542 Ordinary Shares issued pursuant to the Purchase Agreement (as defined below) on July 8, 2025, and (ii) 4,033,790 Ordinary Shares issued upon the full exercise of Warrants (as defined below) on a cashless basis on July 11, 2025. Crystal Investment is a wholly owned subsidiary of Crystal Holdings. Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue is deemed to be the beneficial owner of these shares.
  
  Notes in relation to Item 13: This percentage is calculated based upon a total of 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025.
- Crystal Peak Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Notes in relation to Items 7, 9 and 11: This includes (i) 21,021,332 Ordinary Shares held directly by Crystal Investment, consisting of 16,987,542 Ordinary Shares issued pursuant to the Purchase Agreement on July 8, 2025, and 4,033,790 Ordinary Shares issued upon the full exercise of Warrants on a cashless basis on July 11, 2025. Crystal Investment is a wholly owned subsidiary of Crystal Holdings. Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue is deemed to be the beneficial owner of these shares.
  
  Notes in relation to Item 13: This percentage is calculated based upon a total of 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025.
- Huaqin Xue: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Notes in relation to Items 7, 9 and 11: This includes (i) 21,021,332 Ordinary Shares held directly by Crystal Investment, consisting of 16,987,542 Ordinary Shares issued pursuant to the Purchase Agreement on July 8, 2025, and 4,033,790 Ordinary Shares issued upon the full exercise of Warrants on a cashless basis on July 11, 2025. Crystal Investment is a wholly owned subsidiary of Crystal Holdings. Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue is deemed to be the beneficial owner of these shares.
  
  Notes in relation to Item 13: This percentage is calculated based upon a total of 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd.
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, China (F4), 102629

## Item 2. Identity and Background
Name of person filing:
The names of the persons filing this Schedule 13D (the "Reporting Persons") are:
(i) Crystal Peak Investment Inc. ("Crystal Investment"), a British Virgin Islands business company;
(ii) Crystal Peak Holdings Inc. ("Crystal Holdings"), a British Virgin Islands business company; and
(iii) Huaqin Xue, a natural person and a citizen of Hong Kong.
The boards of directors for both Crystal Investment and Crystal Holdings are identical, consisting solely of Huaqin Xue and Tianying Yao. No other officers have been appointed for either company.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons and Tianying Yao is 3877 El Camino Real, Ste 201, Palo Alto CA 94306.
Present principal occupation or employment: Huaqin Xue and Tianying Yao are currently the directors of both Crystal Investment and Crystal Holdings. The principal business of Crystal Investment is making, holding, and disposing of investments. The principal business of Crystal Holdings is acting as a holding company for Crystal Investment and other investments of Huaqin Xue.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, Tianying Yao has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, Tianying Yao was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Huaqin Xue is a citizen of Hong Kong and Tianying Yao is a Chinese citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 8, 2025, the Issuer entered into a Share and Warrant Purchase Agreement (the "Purchase Agreement") with Crystal Investment, pursuant to which Crystal Investment purchased 16,987,542 Ordinary Shares at a purchase price of US$0.883 per Ordinary Share in a private placement transaction (the "Private Placement"). The total consideration for the Private Placement was US$15 million in cash.

As additional consideration for the investment, the Issuer also issued 16,987,542 warrants (the "Warrants") to Crystal Investment. Each Warrant shall entitle the holder thereof to purchase one Ordinary Share, at an exercise price of US$1.079.

On July 11, 2025, Crystal Investment fully exercised 16,987,542 Warrants on a cashless basis for 4,033,790 Ordinary Shares.

The source of funds for the Private Placement described in this Item 3 was the personal funds of Huaqin Xue.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 6 of this statement is incorporated herein by reference. Capitalized terms used but not defined in this Item 4 or the preceding Items of this statement are defined in Item 6.

Each Reporting Person acquired all of their Ordinary Shares for investment purposes. Pursuant to the Purchase Agreement, the Issuer has agreed that it shall use the proceeds from the sale of the Shares and Warrants for its operations, the development and expansion of its core business, the replenishment of working capital, and other general corporate purposes, and may not use the proceeds for other purposes without the prior written approval of Crystal Investment.

In their capacities as shareholders of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, any Reporting Person may from time to time acquire additional securities of the Issuer, or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above, each of the Reporting Persons does not have present plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although any Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of July 11, 2025, the Reporting Persons beneficially owned an aggregate of 21,021,332 Ordinary Shares, which represents approximately 51.0% of the total issued Ordinary Shares. This percentage is calculated based upon a total of 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction during the past 60 days in any Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On July 8, 2025, the Issuer entered into a Purchase Agreement with Crystal Investment relating to the offer and sale of 16,987,542 Ordinary Shares (the "Shares") and 16,987,542 Warrants in a Private Placement, subject to customary closing conditions. The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and Crystal Investment. The Private Placement was made in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Regulation S promulgated thereunder. The Issuer has also undertaken to make and keep public information available and file all requisite reports with the SEC to permit the sale of the Shares pursuant to Rule 144, and to furnish Crystal Investment with related documentation upon reasonable request.

As described in Item 4, the Issuer agreed that without the prior written approval of Crystal Investment, the Issuer shall use the proceeds from the sale of the Shares and Warrants for its operations, the development and expansion of its core business, the replenishment of working capital, and other general corporate purposes.

Crystal Investment acquired the Shares and Warrants for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution, or other disposition thereof. Crystal Investment does not have any direct or indirect arrangement, or understanding with any other person to distribute, or regarding the distribution of the Shares or Warrants in violation of the Securities Act or any other applicable state securities law.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference. Other than the relationship between the Reporting Persons as described above under Items 2-5 above and other arrangements described in the Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated July 22, 2025, among the Reporting Persons
Exhibit 99.2 Share and Warrant Purchase Agreement, dated July 8, 2025, by and between the Issuer and Crystal Investment

## Signatures
- Crystal Peak Investment Inc.: /s/ Huaqin Xue, Huaqin Xue, Director (07/22/2025)
- Crystal Peak Holdings Inc.: /s/ Huaqin Xue, Huaqin Xue, Director (07/22/2025)
- Huaqin Xue: /s/ Huaqin Xue, Huaqin Xue (07/22/2025)